Exhibit 99.1

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

Bellevue, November 11, 2004

T-MOBILE USA REPORTS THIRD QUARTER 2004 RESULTS

• 901,000 net new customers added in Q3 2004

• Net new customers totaled 3.2 million during the first three quarters of 2004, up from 2.2 million for the first three quarters of 2003

• $788 million in Operating Income Before Depreciation and Amortization (OIBDA) in Q3 2004, reaching a record OIBDA margin of 30%

• Net Income of $254 million in Q3 2004

T-Mobile USA, Inc. (“T-Mobile USA”) the U.S. operation of T-Mobile International AG & Co. KG (“T-Mobile International”), the mobile communications subsidiary of Deutsche Telekom AG (“Deutsche Telekom”) (NYSE: DT), today announced third quarter 2004 results. All financial amounts are in USD and are based on accounting principles generally accepted in the United States (“GAAP”) in order to provide comparability with the results of other U.S. wireless carriers. T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports its financial results in accordance with German generally accepted accounting principles.

In the third quarter of 2004, T-Mobile USA added 901,000 net new customers,  compared with 1,092,000 added in the second quarter of 2004 and 670,000 in  the third quarter of 2003. About 90% of the growth in the third quarter of 2004  came from new postpay customers, which currently comprise 89% of the  customer base.

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

“This has been an award winning quarter for T-Mobile USA,” said Robert  Dotson, President and CEO of T-Mobile USA. “J. D. Power and Associates, in  several 2004 regional and national studies announced this past quarter, ranked  T-Mobile highest in Customer Care Performance, Wireless Call Quality,  Wireless Retail Satisfaction, and overall Customer Satisfaction for Wireless  Telephone Users, all of which speaks strongly to our ability to deliver a quality  customer experience across all parts of our operation. Our ongoing commitment  to quality and value was the key to attracting the 901,000 net new customers we  added this past quarter and in increasing our customer base by more than 24%  since the first of the year.”

T-Mobile USA reported OIBDA of $788 million in the third quarter of 2004, up  from $717 million in the second quarter of 2004 and $461 million in the third  quarter of 2003. OIBDA margin (OIBDA divided by service revenues) was 30%  in the third quarter of 2004, compared to 29% in the second quarter of 2004 and  24% in the third quarter of 2003. T-Mobile USA’s net income for the third  quarter of 2004 was $254 million, improved from $240 million net income in the  second quarter of 2004 and a $39 million net loss in the third quarter of 2003.

“T-Mobile USA continues to effectively balance strong customer growth with  solid financial results”, said Rene Obermann, CEO of T-Mobile International and  Member of the Board of Management, Deutsche Telekom. “OIBDA of $788  million this past quarter represents a 10% sequential increase from an already  strong second quarter and a 71% improvement from the third quarter of 2003.  This continued OIBDA improvement was achieved even with a 35% increase in  the T-Mobile USA customer base over the past 12 months.”

T-Mobile USA service revenues, which consist of postpay, prepaid, and roaming and other service revenues, were $2.61 billion in the third quarter of 2004, up

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

from $2.46 billion in the second quarter of 2004 and $1.90 billion in the third  quarter of 2003. In addition to high customer growth, revenue increases in 2004  reflect inclusion of two new components compared to 2003: Universal Service  Fund (“USF”) recovery fees and regulatory cost recovery fees. Both items are  explained further in the footnotes to Selected Data, below.

Average Revenue Per User (“ARPU”, as defined in the footnotes to the Selected  Data, below) was $55 in the third quarter of 2004, consistent with $55 in the  second quarter of 2004 and up from $54 in the third quarter of 2003. (After  adjusting for USF and regulatory cost recovery fees, total ARPU was  approximately the same in the third quarter 2003 as the third quarter of 2004.)  Excluding the impact of USF and regulatory fees, postpay ARPU has trended  upward for the past year, largely due to the ongoing growth of data services  revenue, which now comprises 5.6% of postpay ARPU, compared to 5.0% in the  second quarter of 2004 and 2.7% in the third quarter of 2003.

Postpay churn averaged 2.6% per month in the third quarter of 2004, up from  2.4% in the second quarter of 2004, and down from 2.7% in the third quarter of  2003. Blended churn, a mix of postpay and prepaid customers, was 3.0% in the  third quarter of 2004, up from 2.8% in the second quarter of 2004 and down  from 3.3% in the third quarter of 2003. The sequential increase in churn is  primarily the result of an increase in the volume of postpay customers reaching  their one-year service anniversaries.

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA”, as  defined in the footnotes to the Selected Data, below) was $301 in the third  quarter of 2004, down from $318 in the second quarter of 2004, and $334 in the  third quarter of 2003. The sequential improvement in CPGA is due to a number  of factors, the most significant of which is lower dealer compensation.

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

The average cash cost of serving customers, Cash Cost Per User (“CCPU”, as  defined in the footnotes to the Selected Data, below), was $24 per customer per  month in the third quarter of 2004, an increase from $23 in the second quarter of  2004 and consistent with $24 in the third quarter of 2003. The sequential  increase in CCPU is due to an increase in customer support and retention costs.  (After adjusting for USF fees, CCPU would have been $1 higher in the third  quarter of 2003 compared to the third quarter of 2004.)  Capital expenditures were $453 million in the third quarter of 2004, down from  $664 million in the second quarter of 2004 and up from $407 million in the third  quarter of 2003. These capital expenditure totals do not include our share of  investment in the network operations venture with Cingular Wireless LLC  (“Cingular”) in New York, California and Nevada, which is reported as  investments in and advances to unconsolidated affiliates. T-Mobile USA’s share  of expenditures, on an accrual basis, in this venture was $124 million in the third  quarter of 2004, down from $267 million in the second quarter. Capital  expenditures continue to be focused on quality and capacity improvements in  the GSM/GPRS network. Through the first three quarters of 2004, T-Mobile USA  has added over 2,150 new cell sites, bringing the number of total cell sites to  over 29,000, including sites in California and Nevada.

In addition to the results prepared in accordance with GAAP provided  throughout this press release, non-GAAP financial measures are also included.  The non-GAAP financial measures should be considered in addition to, but not  as a substitute for, the information provided in accordance with GAAP.  Reconciliation from the non-GAAP financial measures to the most directly  comparable GAAP financial measures is provided below following Selected  Data and the financial statements.

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

GET MORE HIGHLIGHTS

Get More Service…Excellence!!

T-Mobile USA’s ongoing commitment to providing excellent customer  satisfaction earned the company highest honors in several independent studies  announced by J.D. Power and Associates beginning in the third quarter:  o In July, T-Mobile was ranked highest among national carriers, by a  significant margin, in the 2004 Customer Care Performance Study.  o In August, T-Mobile ranked highest in the 2004 Wireless Call Quality  Performance Study in the Southeast and Southwest regions, and ranked  highly overall in the study.

• In September, the 2004 U.S. Wireless Regional Customer Satisfaction Index Study ranked T-Mobile highest in all six geographic regions.

According to J.D Power, T-Mobile performed particularly well by demonstrating a competitive advantage in customer service, service plan options, cost of service and billing.

• In early fourth quarter, T-Mobile USA ranked highest out of the seven national wireless carriers in the Wireless Retail Satisfaction Performance Study.

Delivering First-Of-Its-Kind Converged Wireless Devices:

T-Mobile USA continued its leadership position in the third quarter by delivering first-of-its kind converged wireless devices that offer customers better ways to communicate:

• Building on the success of the first T-Mobile Sidekick, the company introduced the T-Mobile Sidekick II, which is already a hit with sports, television, film and music celebrities across the country.

• T-Mobile launched the exclusive RIM BlackBerry 7100t phone, a breakthrough innovation that packs all of the power of BlackBerry into a traditional phone design.

• T-Mobile introduced the HP iPAQ h6315 Pocket PC taking advantage of T-Mobile’s national GSM/GPRS wireless voice and high-speed data network, as well as the T-Mobile HotSpot Wi-Fi Internet service.

We Are Now In Even More “Places You Already Go”:

T-Mobile USA continued its wireless broadband leadership by expanding its TMobile

HotSpot Wi-Fi network to over 5,000 locations thanks, in part, to a new partnership with Accor Hotels. T-Mobile HotSpot customers can also use their

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

service in thousands of locations across Europe and Asia Pactific. The company is the only U.S. carrier to implement the 802.1x security standard across its network, reinforcing its emphasis on delivering a national carrier grade Wi-Fi network.

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

SELECTED DATA FOR T-MOBILE USA

(`000)	YTD 04	Q3 04	Q2 04	Q1 04	YTD 03	Q3 03
Covered population	226,000	226,000	224,000	224,000	224,000	224,000
Customers, end of period	16,295	16,295	15,394	14,302	12,113	12,113
thereof postpay customers	14,528	14,528	13,720	12,784	10,805	10,805
thereof prepaid customers	1,767	1,767	1,674	1,518	1,308	1,308
Net customer additions	3,167	901	1,092	1,174	2,197	670
Minutes of use/post pay customer/month	867	908	885	817	746	778
Postpaid churn	2.5%	2.6%	2.4%	2.6%	2.4%	2.7%
Blended churn	3.0%	3.0%	2.8%	3.0%	3.1%	3.3%
($/ month)
ARPU (blended)(1)	55	55	55	54	52	54
ARPU (postpay)	55	56	55	54	52	53
Cost of serving (CCPU)(2)	24	24	23	23	23	24
Cost per gross add (CPGA)(3)	315	301	318	326	322	334
($million)
Total revenues	8,441	3,035	2,809	2,597	6,003	2,216
Service revenues(4)	7,284	2,612	2,464	2,208	5,234	1,902
OIBDA(5)	1,997	788	717	492	1,269	461
OIBDA margin to service revenues	27%	30%	29%	22%	24%	24%
Capital expenditures(6)	1,716	453	664	599	1,187	407
Cell sites on-air(7)	29,056	29,056	28,803	27,857	25,455	25,455

Because all companies do not calculate these figures in the same manner, the information contained in this presentation may not be comparable to other similarly titled measures reported by other companies.

(1) Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers. ARPU is calculated by dividing total service revenues for the specified period by the average customers during the period and further dividing by the number of months in the period.

Blended ARPU in the third, second and first quarters of 2004 includes $0.86, $0.86 and $0.89, respectively, representing fees charged to our customers each quarter and remitted under the Universal Services Fund (“USF”) provision of the Telecommunications Act of 1996. We previously netted these fees in our financial statements. Reporting such amounts separately as revenues and network operating expenses has no impact on our operating

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

income, OIBDA or net income. Had we recorded USF fees separately as revenues and expenses in 2003, blended ARPU would have been approximately $1 higher per quarter for the year.

Also, blended ARPU in the third, second and first quarters of 2004 includes $0.78, $0.81 and $0.54, respectively, representing regulatory cost recovery fees we began including on postpay customer bills during the first quarter. The postpay fee has been fixed at $0.86 per month since the first quarter.

(2) The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss on equipment (handsets and accessories) sales unrelated to customer acquisition. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our consolidated operations. As noted above, our 2004 revenues and network operating expenses include USF fees. Inclusion of these fees in network operating expenses increased CCPU during the third, second and first quarters of 2004 by $0.86, $0.86 and $0.89, respectively. Had we reported USF fees similarly in 2003, CCPU would have been approximately $1 higher each quarter.

(3) Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss on equipment (handsets and accessories) sales related to customer acquisition for the specified period, divided by gross customers added during the period. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information to our investors and is used by our management to evaluate the operating performance of our consolidated operations.

(4) Service revenues include post pay, prepaid, and roaming and other service revenues.

(5) OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculations, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

(6) Excludes our investment to fund capital expenditures in the network infrastructure venture with Cingular Wireless LLC (“Cingular”). We and Cingular share in the ownership and operation of the network in the New York City area, most of California and parts of Nevada. Network capital expenditures in these areas are shared between the parties. Our share of these capital expenditures is reflected as part of the accompanying Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Cash Flows in the line “Investments in and advances to unconsolidated affiliates.”

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

(7) Includes sites in New York, California and Nevada owned and operated by our network infrastructure venture with Cingular.

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

	September 30, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$108	$148
Accounts receivable, net of allowance for doubtful accounts of $144 and $151, respectively	1,538	1,268
Inventory	698	291
Other current assets	330	421
	2,674	2,128
Property and equipment, net of accumulated depreciation of $3,027 and $2,416, respectively	6,439	6,087
Goodwill	10,689	10,689
Spectrum licenses	11,048	11,039
Other intangible assets, net of accumulated amortization of $779 and $657, respectively	46	168
Investments in and advances to unconsolidated affiliates	1,178	758
Other assets and investments	180	195
	$32,254	$31,064
LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$565	$537
Accrued liabilities	1,097	845
Deferred revenue	331	276
Construction accounts payable	259	781
	2,252	2,439
Long-term debt	17	17
Long-term notes payable to affiliates	9,193	8,243
Deferred tax liabilities	3,503	3,410
Other long-term liabilities	218	232
Total long-term liabilities other than shares	12,931	11,902
Voting preferred stock	5,000	5,000
Total long-term liabilities	17,931	16,902
Commitments and contingencies
Shareholder’s equity:
Common Stock	35,440	35,440
Deferred stock compensation	(5)	(15)
Accumulated deficit	(23,364)	(23,702)
Total shareholder’s equity	12,071	11,723
	$32,254	$31,064

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter Ended Sep. 30, 2004	Quarter Ended Sep. 30, 2003	Year to date Sep. 30, 2004	Year to date Sep. 30, 2003
Revenues:
Post pay	$2,370	$1,678	$6,567	$4,592
Prepaid	144	133	415	408
Roaming and other services	98	90	302	233
Equipment sales	388	289	1,067	705
Affiliate and other	35	26	90	65
Total revenues	3,035	2,216	8,441	6,003
Operating expenses:
Network	556	372	1,540	1,046
Cost of equipment sales	573	428	1,594	1,070
General and administrative	496	406	1,372	1,128
Customer acquisition	622	549	1,938	1,489
Depreciation and amortization	295	354	1,008	1,048
Total operating expenses	2,542	2,109	7,452	5,781
Operating income	493	107	989	222
Other income (expense):
Interest expense	(175)	(95)	(432)	(415)
Equity in net losses of unconsolidated affiliates	(34)	(26)	(119)	(66)
Interest income and other, net	—	(1)	(8)	(44)
Total other income (expense)	(209)	(122)	(559)	(525)
Income (loss) before income taxes	284	(15)	430	(303)
Deferred income tax expense	(30)	(24)	(93)	(82)
Net income (loss)	$254	$(39)	$337	$(385)

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

T-MOBILE USA

Condensed Consolidated Statements of Cash Flows

(dollars in millions)

(unaudited)

	Year to Date Sep. 30, 2004	Year to Date Sep. 30, 2003
Operating activities:
Net income (loss)	$337	$(385)
Adjustments to reconcile net income to net cash provided by operating activites:
Depreciation and amortization	1,008	1,048
Deferred income tax expense	93	82
Amortization of debt discount and premium, net	(23)	(8)
Equity in net losses of unconsolidated affiliates	119	66
Stock-based compensation	10	14
Allowance for bad debts	(7)	8
Other, net	(9)	(2)
Changes in operating assets and liabilities:
Accounts receivable	(262)	(154)
Inventory	(408)	83
Other current assets	158	(4)
Accounts payable	116	(45)
Accrued liabilities	244	160
Net cash provided by operating activities	1,376	863
Investing activities:
Purchases of property and equipment	(1,716)	(1,187)
Acquisitions of wireless properties, net of cash acquired	(2)	(8)
Investments in and advances to unconsolidated affiliates, net	(539)	(245)
Other, net	(1)	(7)
Net cash used in investing activities	(2,258)	(1,447)
Financing activities:
Long-term debt repayments	—	(4,430)
Long-term debt borrowings from affiliates, net	930	2,227
Equity increase	—	3,000
Book overdraft	(88)	(65)
Other, net		10
Net cash provided by financing activities	842	742
Change in cash and cash equivalents	(40)	158
Cash and cash equivalents, beginning of period	148	37
Cash and cash equivalents, end of period	$108	$195

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

OIBDA can be reconciled to our operating income as follows:

	YTD 2004	Q3 2004	Q2 2004	Q1 2004	YTD 2003	Q3 2003
OIBDA	$1,997	$788	$717	$492	$1,269	$461
Depreciation and amortization	(1,008)	(295)	(333)	(380)	(1,047)	(354)
Operating income	$989	$493	$384	$112	$222	$107

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	YTD 2004	Q3 2004	Q2 2004	Q1 2004	YTD 2003	Q3 2003
Customer acquisition costs	$1,938	$622	$643	$673	$1,489	$548
Plus: Subsidy loss Equipment sales	(1,067)	(388)	(316)	(363)	(706)	(289)
Cost of equipment sales	1,594	573	474	547	1,071	428
Total subsidy loss	527	185	158	184	365	139
Less: Subsidy loss unrelated to customer acquisition	(228)	(100)	(59)	(69)	(143)	(71)
Subsidy loss related to customer acquisition	299	85	99	115	222	68
Cost of acquiring customers	$2,237	$707	$742	$788	$1,711	$616
CPGA ($/ new customer added)	$315	$301	$318	$326	$322	$334

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures

(dollars in millions, except for CPGA and CCPU)

(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	YTD 2004	Q3 2004	Q2 2004	Q1 2004	YTD 2003	Q3 2003
Network costs	$1,540	$556	$530	$454	$1,045	$372
General and administrative	1,372	496	445	431	1,128	406
Total network and general and administrative costs	2,912	1,052	975	885	2,173	778
Plus: Subsidy loss unrelated to customer acquisition	228	100	59	69	143	71
Total cost of serving customers	$3,140	$1,152	$1,034	$954	$2,316	$849
CCPU ($/ customer per month)	$24	$24	$23	$23	$23	$24

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because theseforward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Deutsche Telekom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom’s reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

About T-Mobile USA:

Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT). Effective December 31, 2003, Powertel, Inc. became a wholly-owned subsidiary of T-Mobile USA, thus the consolidated balance sheets and operating results of T-Mobile USA represent all the consolidated U.S. operations of T-Mobile International. All information contained in this press

T-Mobile USA

T-Mobile USA

12920 SE 38th Street

Bellevue, Washington 98006

Phone 1-800-318-9270

Internet http://www.T-Mobile.com

Press Release

release reflects the combined results of T-Mobile USA and Powertel as if the companies had been combined historically.

T-Mobile USA operates the largest GSM/GPRS 1900 voice and data network in the United  States, reaching over 250 million people including roaming and other agreements. In addition, TMobile

USA operates the largest carrier-owned Wi-Fi (802.11b) wireless broadband (WLAN)  network in the United States, available in more than 5,000 public access locations including  Starbucks coffeehouses, Kinko’s copy shops, Borders Books and Music, Accor hotels, selected  airports and American Airlines Admirals Clubs, United Red Carpet Clubs and Delta Air Lines  Clubs. T-Mobile USA is committed to providing the best value in wireless service through its  GET MORE promise to provide customers with more minutes, more features and more service.  T-Mobile USA, Inc. and Powertel, Inc. are no longer required to file periodic reports with the  SEC. For more information, visit the company website at http://www.t-mobile.com/.

About T-Mobile International:

T-Mobile International, one of Deutsche Telekom AG’s four strategic divisions, is one of the world’s leading international mobile communications providers. T-Mobile International’s majorityheld mobile companies today serve more than 65 million mobile customers in Europe and the U.S.. For more information about T-Mobile International, please visit http://www.t-mobile.net/.

For further information on Deutsche Telekom, please visit the company website at

http://www.telekom.de/investor-relations.

Press Contacts: Investor Relations Contacts:

Philipp Schindera Investor Relations Bonn

T-Mobile International Deutsche Telekom

+49 228.936.1700 +49 228.181.88880

Hans Ehnert Nils Paellmann/Bernie Scholtyseck

Deutsche Telekom Investor Relations New York

+49 228.181.4949 Deutsche Telekom

+1 212.424.2951

+1 877.DT SHARE (toll-free)